June 3, 2025

BY ELECTRONIC SUBMISSION

United States Securities and Exchange Commission

Office of Manufacturing

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Beverly Singleton

Andrew Blume

Re:	Century Aluminum Company
Form 10-K for the Fiscal Year Ended December 31, 2024
Form 10-Q for the Quarterly Period Ended March 31, 2025
Response dated May 19, 2025
File No. 001-34474

Dear Ms. Singleton and Mr. Blume:

Century Aluminum Company, a Delaware corporation (the “Company”), hereby submits the following responses to the comments in the letter from the Office of Manufacturing in the Division of Corporation Finance (the “Comment Letter”) dated May 19, 2025, with respect to the above-referenced filings. Set forth below are the Staff’s comments followed by the Company’s responses to the comments. The numbering of the responses and the headings set forth below correspond to the numbered comments and headings in the Comment Letter. The Staff’s comments are bolded.

Form 10-K for the Fiscal Year Ended December 31, 2024

Notes to the Consolidated Financial Statements

Note 2. Acquisition of Jamalco, page 64

1.	We note from your response to prior comment 1 your consideration of the January 19- 20, 2000 EITF meeting which indicates an “investor should display on a proportionate gross basis those assets and liabilities in its balance sheet and the related results of operations in its income statement.” Although one of the specified conditions to apply proportionate consolidation is that “no separate legal entity exists,” you have concluded the “Jamalco JV” represents a legal entity consolidated under ASC 810. We further note that the guidance in ASC 810-10-45-14 indicates proportionate consolidation does not apply to entities in an extractive industry “if its activities involve related activities such as refining, marketing, or transporting extracted mineral resources.” Please explain to us why you believe proportionate consolidation of the “Production Assets” is appropriate given they appear to be held through a legal entity and involve refining activities.

We acknowledge the Staff’s comment and respectfully note that, as it relates to its operations in Jamaica, the Company has two distinct types of interests which it separately accounts for:

•	A controlling financial interest in the Jamalco JV, a legal entity. As a result of its controlling financial interest, the Company fully consolidates the results of operations and the financial position of the Jamalco JV in accordance with the provisions of ASC 810 and recognizes a noncontrolling interest in respect of the interest held by the other equity interest holder in the Jamalco JV; and

June 3, 2025

•	A direct, undivided interest in property, equipment, and refinery and mining operations assets (the “Production Assets”). These Production Assets are not held or owned by the Jamalco JV, or by any intermediate legal entity for that matter, and therefore the direct, undivided interest that the Company owns in each of the Production Assets is accounted for by the Company separately from the Company’s accounting for its controlling financial interest in the Jamalco JV.

We acknowledge and agree with the Staff’s comment that the guidance in ASC 810-10-45-14 indicates proportionate consolidation does not apply to entities in an extractive industry “if its activities involve related activities such as refining, marketing, or transporting extracted mineral resources.” We respectfully note, however, that the guidance in ASC 810-10-45-14 relates specifically to scenarios in which proportionate consolidation may be an acceptable alternative to the equity method of accounting in instances in which the equity method of accounting would otherwise apply. The context and intent of this guidance is indicated within EITF 00-1 (the “EITF”), which is the original pre-codification guidance of paragraph ASC 810-10-45-14. Specifically, paragraph 3 therein states the following: “The issue is whether there are circumstances in which proportionate gross presentation is appropriate under the equity method of accounting for an investment in a legal entity (emphasis added).”

The specific facts and circumstances that exist with respect to the Company’s interests in the Production Assets are therefore not those that are contemplated by ASC 810-10-45-14, given that such interests represent direct, undivided ownership interests in the Production Assets themselves (instead of, for example, ownership interests in a legal entity that would otherwise be subject to the equity method of accounting, as contemplated by paragraph 3 of the EITF). More specifically, these Production Assets are not held or owned by the Jamalco JV. Rather, the Company’s interests in each of these Production Assets are held directly by the Company.

In further support of the Company’s accounting for the undivided interests in the Production Assets, the Company respectfully advises the Staff that Section 14.2 of EY’s Financial Reporting Developments on Consolidation (EY Consolidation FRD) notes the following [emphasis added]:

Proportionate consolidation is permitted only for the following:

1)	Investments in unincorporated legal entities (e.g., partnerships) in the extractive or construction industries that would otherwise be accounted for under the equity method of accounting (i.e., a controlling financial interest does not exist). To determine whether a legal entity (e.g., an LLC) represents an unincorporated legal entity for purposes of determining whether proportionate consolidation is permitted, the investor should consider whether the governance provisions are more akin to a partnership or corporation (see section 7.3.1.6). Based on discussions with the SEC staff, we understand that the SEC staff shares this view.

2)	Ownership of an undivided interest in an asset when each owner is entitled only to its pro rata share of income and expenses and is proportionately liable for its share of each liability. However, real estate entities subject to ASC 970-323 that own an undivided interest in real property that is under joint control (as defined in US GAAP) must use the equity method of accounting.

June 3, 2025

Under proportionate consolidation, the investor presents its proportionate share of the investee’s revenues and expenses in each major revenue and expense caption of the investor’s income statement. Also, the investor may present its proportionate share of the investee’s assets and liabilities separately in each major asset and liability caption of the investor’s balance sheet. […]

We note that the facts and circumstances surrounding the Company’s ownership of undivided interests in the Production Assets align with (2) above. Therefore, the Company accounts for its undivided interest in each of the Production Assets based upon the proportion of the undivided interests that it holds in each Production Asset, in a manner similar to proportionate consolidation.

For the avoidance of doubt, we wish to clarify that, separately from the Company’s ownership of direct, undivided interests in the Production Assets, the Company also holds a 55% interest in the Jamalco JV, through which it fully consolidates all assets held by the Jamalco JV (which, as explained above, do not include the Production Assets). As the Staff noted, we have concluded the Jamalco JV is a legal entity, subjected it to the consolidation model in ASC 810, and determined that the Company has a variable interest in the legal entity that is a variable interest entity. The Company concluded it is the primary beneficiary of the Jamalco JV and fully consolidates the Jamalco JV on that basis.

Accordingly, the Company respectfully submits that it is properly accounting for its respective interests in the Jamalco JV (full consolidation) and in the direct, undivided interests in the Production Assets (proportionate consolidation).

2.	We note your disclosure on page F-101 of the carrying amounts and flows classification of the consolidated Jamalco VIE assets and liabilities included in the consolidated balance sheets. Please explain to us your consideration of ASC 810-10-50-2AA(d) regarding providing financial statement users with an understanding of how your involvement with the VIE additionally affects your financial performance and cash.

We acknowledge the Staff’s comment and respectfully advise the Staff that we will provide additional disclosures in future filings with respect to how the Company’s interest in Jamalco affects the Company’s financial position, financial performance, and cash flows. With respect to financial performance, we note the Company disclosed the following in its 2024 form 10-K: “For the twelve months ended December 31, 2023, Jamalco contributed $150.3 million to our total revenues and a loss of $41.1 million to our total earnings. In connection with the acquisition, the Company incurred approximately $1.4 million of transaction costs for the twelve months ended December 31, 2023, which are included in selling, general and administrative expenses on the Consolidated Statements of Operations.”

In future filings, we will expand our disclosures to include the following information to better inform users of our financial statements of the effects of the Jamalco VIE’s involvement on performance and cash flow:

Jamalco mines and refines bauxite and constructs capital assets that are paid for and owned by the joint venture partners. While the Company consolidates the full results of Jamalco, the Company owns a 55% ownership interest in Jamalco and is responsible for funding 55% of its operating costs and capital requirements and does not provide additional financial support beyond its equity interest. The Company obtains direct ownership of our 55% share of Jamalco’s outputs and purchases the remaining 45% of the output from the Government of Jamaica. Through direct ownership and purchase, 100% of Jamalco’s output is either retained and utilized in the Company’s business operations or sold by the Company. The Company’s consolidated statement of cash flows reflects 100% of cash flows related to the Jamalco operations. The Company receives cash proceeds from the Government of Jamaica for its 45% interest of the Jamalco operating costs and capital requirements.

June 3, 2025

Note 19. Business Segments, page 97

3.	We note your statement in response to prior comment 2 that, beginning with the quarter ended March 31, 2025, you believe that none of your four prior operating segments meet the definition of an operating segment and, as a result, you have determined that you currently have only one operating segment. Please address the following comments related to the identification of your operating segments:

•	Provide us with details about your management structure and how your company is organized. In doing so, provide us with a detailed organizational chart that extends to all managers that oversee the components previously identified as operating segments, including a description of the roles and responsibilities of each individual. Tell us each of the individuals who report to the Chief Operating Decision Maker (“CODM”).

We acknowledge the SEC’s comment and respectfully advise the Staff that the Company applies the guidance prescribed in ASC Topic 280, Segment Reporting, in its determination that it has a single operating segment and single reportable segment. This conclusion is supported by the way in which the Company conducts its business activities and the way in which the Chief Operating Decision Maker (“CODM”) views and manages the business. The Company is organized as a holding company, with each of the previously identified operating segments (as well as the Jamalco JV and our Vlissingen business, the “business units”) owned by a separate subsidiary. The CODM makes resource allocation decisions on a consolidated basis. That is, the Company’s business is not divided into multiple components for purposes of reviewing operating results for assessing performance or allocating resources.

ASC 280-10-50-1 defines an operating segment as a component of a public entity that has all of the following characteristics:

•	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

•	Its operating results are regularly reviewed by the public entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance.

•	Its discrete financial information is available.

We’ve included the following organizational chart that extends to all managers that oversee the Company’s business units (“Managers”) to visually represent the structure of our organization.

June 3, 2025

Jesse E. Gary is our President and Chief Executive Officer (“CEO”) and is the Company’s CODM. Mr. Gary has six direct reports who oversee specific functional areas. Collectively, the CODM’s direct reports are known as the “Executive Management Team”. These direct reports include the following:

(1)	Executive Vice President, Chief Financial Officer and Treasurer

(2)	Executive Vice President, Global Operations

(3)	Executive Vice President, General Counsel and Secretary

(4)	Senior Vice President, Strategy and Business Development

(5)	Senior Vice President, Chief Commercial Officer

(6)	Senior Vice President, Human Resources

Set forth below is a list of the Managers, including a description of the roles and responsibilities of each Manager that oversees components that were previously identified as operating segments. None of the Managers currently reports or previously reported directly to our CODM.

Title	Responsibilities
Vice President of Operations, Americas	Oversees all operations in the U.S. and Jamaica. Reviews budget/forecast for U.S. and Jamaica facilities
Manager of Grundartangi	Manages day-to-day operations of the Grundartangi facility. Prepares budget/forecast for facility and explains variances in actuals with support from local operations and finance teams.

June 3, 2025

Manager of Sebree	Manages day-to-day operations of the Sebree facility. Prepares budget/forecast for facility and explains variances in actuals with support from local operations and finance teams.
Manager of Mt. Holly	Manages day-to-day operations of the Mt. Holly facility. Prepares budget/forecast for facility and explains variances in actuals with support from local operations and finance teams.
Manager of GAJL/Jamalco	Manages day-to-day operations of the Jamalco facility. Prepares budget/forecast for facility and explains variances in actuals with support from local operations and finance teams.
Manager of Vlissingen	Manages day-to-day operations of the Vlissingen facility. Prepares budget/forecast for facility and explains variances in actuals with support from local operations and finance teams.

Our CODM has responsibility for executing the Company’s strategic plan and for evaluating the performance of the Company’s business as a whole.

•	Tell us in sufficient detail how you determined your chief executive officer represents the sole member of the CODM function.

In consideration of ASC 280-10-50-5 through 50-9, management assessed the CODM determination to be the person or persons who are making the key operating decisions for the Company. We also considered whether other executive officers, including our Executive Vice President, Global Operations and Mr. Gary’s other direct reports, together with Mr. Gary were a CODM function as described in ASC 280-10-50-5. While these executive officers are an integral part of the Company’s management team and are the persons directly accountable for executing and carrying out the key operating decisions, Mr. Gary has financial decision-making power and executive overview of all major decisions (as described below). Mr. Gary is the only member of the management team with the authority to make or approve key operating or strategic decisions (subject to oversight by the Company’s Board of Directors) related to capital investment for plant maintenance, improvements, and expansion; operating expense levels; entering into revenue contracts with customers; approving operating budgets; resource management; evaluating strategic M&A opportunities; and decisions regarding compliance and interactions with regulatory authorities. Mr. Gary assesses performance of the Company and individual performance of the executive management team as discussed below in more detail. Additionally, Mr. Gary is solely accountable to the Board of Directors for the results of the Company. Thus, we have concluded that Mr. Gary is the Company’s CODM.

June 3, 2025

•	Describe the key operating decisions required to be made in your business, who makes these decisions, how performance is assessed and how resources are allocated within your business.

Key operating decisions made in our business include capital investment for plant maintenance, improvements, and expansion; operating expense levels; entering into revenue contracts with customers; approving operating budgets; resource management; identifying and evaluating strategic M&A opportunities; and decisions regarding compliance and interactions with regulatory authorities. Decision making with respect to these objectives ultimately reside with Mr. Gary, our CEO, subject to Board of Director oversight. While Mr. Gary relies on his Executive Management Team for input and execution of his decisions at their respective level and function, Mr. Gary has ultimate decision-making power. On a monthly basis, our CEO reviews consolidated financial results to assess performance and allocate resources in alignment with the Company’s overall strategic performance objectives. Beyond receipt of monthly operating and financial results, the CEO assesses performance and resource allocation needs through formal and informal meetings with his direct reports receiving updates on various projects relevant to their functions. From time to time, the CEO may receive more disaggregated discrete information on an ad-hoc basis (e.g., in the event substantial capital expenditures may be required or recommended); however, this information is not regularly reviewed to make resource allocation decisions. The CEO has historically reviewed, and will continue to review, consolidated performance against the Company’s overall strategic goals. The determination of whether these financial and strategic goals are attained is determined at the end of each fiscal year by review of consolidated key operational performance indicators (“KPIs”) including safety, energy efficiency, amperage, currency efficiency, controllable costs, and total shipment volume.

•	Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews and that is discussed in such meetings, and the other meeting attendees.

The CODM meets weekly with each of his direct reports in regularly scheduled meetings. The CODM also meets and consults with his direct reports individually and/or as a team organically on an as needed basis. The frequency of such unscheduled meetings varies from daily to weekly, and the subject matter ranges from general business, functional, and leadership topics to specific operational activities. Financial information is not regularly received by or discussed with the CODM during these individual meetings.

In addition, the CODM meets at least monthly with the CFO to discuss financial results. The primary source of financial information reviewed is the monthly “Flash” reporting package, which includes the consolidated results for the period-to-date, quarter-to-date, and year-to-date, along with comparisons to budget and forecast figures for the consolidated statement of operations. The presentation of the consolidated statement of operations in this monthly deliverable is in the same form as presented in our segment footnote in our recently filed Form 10-Q on May 8, 2025. Disaggregated financial information is not shared during these meetings. The CFO will respond to ad hoc questions from the CODM related to differences from expectations. As needed, the CFO will follow-up with respective Managers to address the CODM’s questions.

On a bi-monthly basis, the CODM meets with his Executive Management Team to discuss each individuals’ top priorities with respect to their function and how the Executive Management Team and the CODM can support initiatives or help overcome obstacles to progress. These initiatives may relate to consolidated operating KPIs, including safety, energy efficiency, amperage, currency efficiency, controllable costs, and total shipment volume. Financial information is generally not explicitly discussed during these meetings unless pertaining to a specific Executive Management Team member’s initiative.

On a quarterly basis, the CODM meets with the Finance Team to review quarterly consolidated results and the most recent consolidated forecast to prepare for the Company’s quarterly earnings release call. During these meetings, the investor presentation deck is shared which includes key industry statistics, summarized consolidated financial results for the quarter, and reconciliation of non-GAAP measures (Adjusted Net Income and Adjusted EBITDA).

June 3, 2025

On an annual basis, the CODM meets with his Executive Management Team to review the proposed consolidated budget. The CODM receives a package of key consolidated operational and financial projections to review in advance of the meeting. The financial information presented includes consolidated net income. The CODM will ask questions to understand drivers of significant fluctuations from historical results or questions to confirm whether specific expenditures have been accounted for based on his knowledge of previously approved transactions. These meetings are occasionally attended by Managers as circumstances warrant (e.g. major planned capital spending project such as the recent Grundartangi Casthouse project to construct a new value-added casthouse which exceeded $130 million in spending), but Managers are not routine participants and may be invited on an ad hoc basis. This process is further expanded upon below.

•	Describe the information provided to the CODM, how frequently it is prepared, and how it is used by the CODM. Explain whether the CODM is provided with disaggregated financial information and how such information is communicated, such as through written reports, verbally in meetings, and/or other means.

Information routinely provided to the CODM, including the frequency, nature, and how such information is used by the CODM is outlined below:

Meeting/Report	Description/Use by CODM	Frequency
Monthly Flash Report	Actual consolidated results for current period. Used by CODM to understand financial performance and discuss results with CFO.	Monthly
Executive Committee Meeting	Review of Executive Management Team’s top priorities. Used by CODM to track progress of key initiatives and KPIs.	Bi-monthly
Board of Directors Meeting	Presentation of key consolidated results, including financial, operating, and strategic matters. Used by CODM to inform the Board of Directors of consolidated performance throughout the year.	Quarterly
Quarterly Earnings Preparation	Discussion of quarterly consolidated results and forecast for next quarter outlook. Used by CODM to prepare remarks quarterly for earnings webcast and prepare responses for possible Q&A.	Quarterly
Earnings release and webcast	Public presentation of quarterly consolidated results and outlook. Used by CODM to deliver summary of Company performance and outlook.	Quarterly
Annual Plan/Budget	Presentation of consolidated operational and financial projections in alignment with operating strategy. Used by CODM to review and provide feedback prior to submission to Board of Directors.	Annually

The CODM is not routinely provided with disaggregated financial information with respect to any of the business units previously identified as operating segments, although the CODM and the rest of the Executive Management Team may receive disaggregated financial information with respect to such a business unit in extraordinary circumstances, such as in instances where substantial capital expenditures may be required or recommended or where market or operating conditions suggest a temporary curtailment may be warranted for consideration. Such information is not a primary driver of the CODM’s strategic decision-making process, nor are they considered in isolation. As a result, the CODM does not regularly rely on disaggregated financial information when allocating resources or determining how best to operate the Company. Instead, the Company’s consolidated results serve as the key input in the CODM’s strategic decisions.

June 3, 2025

•	Describe the information provided to the Board of Directors and how frequently it is prepared and reviewed.

The Board of Directors, which includes the CODM as one of its members, meets on a quarterly basis. During these routine meetings, the Board of Directors is provided with a presentation of key consolidated results including financial, operational, and strategic highlights prepared by the Finance Team. The Board of Directors is not routinely provided with disaggregated financial information but may receive disaggregated information with respect to such a business unit in extraordinary circumstances (e.g., estimated costs and expected return on investment in the event substantial capital expenditures may be required or recommended for approval by the Board of Directors). Consistent with the approach taken by the CODM, the Board places greater emphasis on the Company’s consolidated financial results, which serve as the most significant input in providing oversight for overall strategy and reviewing Company performance.

•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget. Tell us whether budgets are prepared for the components previously identified as operating segments, who approves them, and if they are provided to the CODM.

The Company follows a robust budget planning and review process, which is managed by the Chief Financial Officer (“CFO”) and his direct reports (the “Finance Team”). Annual budgets are built up from the business unit level. This includes individual budgets prepared for the components previously identified as operating segments, which are then integrated into a consolidated budget. The key steps of the Company’s annual budgeting process are as follows:

•	The Finance Team meets with Managers of the business units to prepare budgets at the business unit level based on internal and external factors, which include, among other things, estimated revenues and associated expenses, the Company’s financial, operational, and strategic objectives, the goals of each business unit, and industry and economic outlooks and assumptions. The process also includes the Finance Team evaluating the reasonableness of estimates and assumptions used in the budgeting process.

•	The Managers review their respective business unit budget submissions against business unit objectives, expectations, and assumptions set by the CFO. The reviews performed by the Managers may result in adjustments for any significant trends, transactions, and anomalies. Once the Managers review and approve the submissions for their respective business units, business unit budgets are resubmitted to the Finance Team for the CFO’s review.

•	After the CFO and Finance Team reviews the business unit budgets, the Finance Team consolidates the business unit budgets into the consolidated budget. The CFO reviews the consolidated budget, and then presents it to the CODM. Except in unusual circumstances, (e.g. curtailment of Hawesville facility in 2022) it is not expected that an individual business unit budget would be presented to the CODM for review.

June 3, 2025

•	The CODM reviews the consolidated budget based on the Company’s overall operating strategy. The CODM typically provides feedback to the CFO who has been delegated the authority to communicate back to the business unit Managers and make the necessary adjustments at the business unit level. Once those changes have been made by the business unit Managers, the revised annual consolidated budget is presented to the CODM.

•	Upon completion of his review after any required adjustments, the CODM approves the annual consolidated budget and submits the consolidated budget to the Board of Directors for approval.

•	Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

The CFO, Finance Team, and Operations Teams are responsible for reviewing the financial results of each of the business units. This review also includes an analysis of any differences between the forecasts and the actual results for those business units. The CFO prepares a consolidated analysis of the variance from the consolidated forecast to the consolidated results. The CODM meets with the Finance Team and reviews consolidated variance analysis information concerning the Company’s operating and financial performance on a quarterly basis in connection with the Company’s quarterly earnings process to better understand the Company’s overall performance. The CODM would typically not be provided a specific variance analysis with respect to any business unit absent extraordinary circumstances, such as where market or operating conditions suggest a temporary curtailment may be warranted for consideration.

•	Describe the basis for determining the compensation for your CODM, his direct reports, and the managers that oversee the components previously identified as operating segments. In doing so, specify whether compensation is based on disaggregated operating results and the nature of such compensation.

The Company adheres to a pay-for-performance philosophy, structuring its executive compensation program around three core elements: (i) base salary, (ii) cash bonus through the Company’s Annual Incentive Plan (“AIP”), and (iii) equity compensation in the forms of time-vested stock units (“TVSUs”) and performance stock units (“PSUs”). The Compensation Committee, a committee of the independent members of the Board of Directors, annually reviews the compensation of its executive officers against comparable positions from peer group and survey data to determine levels of total compensation and whether adjustments are appropriate.

The CODM and his direct reports receive a base salary, which is the only principal component of their compensation whose value is fixed rather than variable.

Each of the executive officers also participates in the Company’s AIP, which is designed to provide each participating executive officer with the opportunity to earn an annual cash award for achieving the Company’s consolidated financial, operational and individual objectives. Financial and operational objectives make up 70% of the AIP and are based on consolidated Company performance against pre-established targets including consolidated financial metrics (consolidated controllable costs and shipment volumes); operational metrics (consolidated energy efficiency, current efficiency; and amperage); and safety metrics (days away, restricted or transferred (an OSHA approved metric) and incident review board reporting). All of these objectives and metrics are evaluated on the entire Company’s performance on a consolidated basis and are not based on the disaggregated financial or operating performance of any single business unit. The individual objectives make up 30% of the AIP and were developed to incentivize and reward each executive officer’s execution of their specific goals established at the beginning of the year that are uniquely attributable to their respective executive functions.

June 3, 2025

The Company’s Long-Term Incentive Plan (the “LTIP”) is designed to (i) align executive compensation with the interests of the Company’s stockholders by linking compensation to absolute and relative stock price performance through the issuance of PSUs and (ii) encourage retention over multi-year performance periods through the issuance of TVSUs. By their nature, these equity awards achieve their value through the absolute and relative performance of the entire Company and its consolidated results as expressed in the Company’s stock price. Awards under our LTIP typically represent the single largest component of our executive compensation program thereby aligning a substantial portion of executive officer compensation with long-term value creation for our stockholders. No component of the LTIP is based on disaggregated financial or operational results. For additional information on the Company’s pay rationale and practices for executive officers, please refer to the Company’s Definitive Proxy Statement on Schedule 14A, filed on April 25, 2025.

Regarding non-executive officer compensation, which includes Managers of the business units, individuals receive a base salary and are eligible to receive a short-term incentive (“STI”) award (similar to the AIP described above) and an annual grant of TVSUs. Targets for STI awards and TVSUs are based on a percentage of base salary. Actual award values for STI and TVSUs follow a structured two-step approach:

1.	Establishment of the Overall Pool. The total STI and TVSU budget pool is determined based on the Company’s overall financial and operational performance, using the same corporate financial, operational, and safety metrics that are used in the AIP design.

2.	Individual Award Determination. Individual STI awards are then calculated by applying each eligible employee’s STI target percentage to their base salary, then adjusting the payout based on individual performance.

4.	Please describe in detail the factors that caused the change in identified operating segments, including when such changes occurred and why the changes were made. In doing so, explain why discrete financial information is prepared for the previously identified operating segments and how such information is/was used both before and after the change in operating segments by your CODM and other individuals, such as the CODM’s direct reports. In this regard, you indicated in your prior response that the economic performance of Jamalco and each of your smelters has historically been evaluated by the CODM utilizing Adjusted EBITDA. Your response should also include discussion of any changes in:

•	Organizational structure;

•	How the business was managed including, but not limited to, the individuals with which the CODM meets;

•	The budgeting process and assessing performance against budget;

June 3, 2025

•	Compensation; and

•	Financial information provided to each of the CODM and the Board and changes in the information the CODM uses to allocate resources and assess performance.

We acknowledge the Staff’s comment and respectfully provide the following detailed explanation regarding the factors that led to the change in identified operating segments, including the timing and reasons for the change, and how the change reflects modifications in the way our business is managed and evaluated by our CODM. On March 21, 2025, a new Chief Financial Officer (“CFO”) was appointed as part of a planned transition. The new CFO was promoted from within the Company and previously held numerous roles including in Financial, Planning & Analysis, Investor Relations and Treasury departments. These prior roles have developed the current CFO’s in-depth knowledge of the Company’s financial results, how the company is managed, and what is important to internal and external stakeholders.

As part of the new appointment and corresponding reevaluation of internal financial reporting, the current CFO revised the materials shared with the CODM and Board of Directors to focus on key consolidated results. In consultation with the CODM, the current CFO determined that consolidated financial information was a more reliable measure of the Company’s performance and/or expected performance and a better metric for allocating resources within the organization based on the reasons stated in this letter. Related to the Company’s recent growth and expansion into bauxite mining and alumina refining, the business is managed on a holistic basis, from mine to metal. These revised materials eliminated the prior routine flow of disaggregated information to the CODM and now focus on consolidated information given that the Company’s attention is actually spent at the consolidated level, consistent with external reported results. Further, now that Jamalco’s operations are fully integrated into the Company’s operating and management systems, discrete financial information or measures of profitability at the business unit level are no longer required to understand how the newer operations may impact performance of the business or resource allocation decisions.

Related to these changes in information provided to the CODM, we revisited our previous operating segments conclusion, and we respectfully advise the Staff that, after considering the guidance contained in ASC paragraphs 280-10-50-1 through 280-10-50-9 (most notably, the identification of and information reviewed by its CODM as well as its management structure), we concluded we had only one operating and reportable segment.

There were no other changes in organizational structure related to the new CFO appointment or the individuals that meet with the CODM outside of the appointed CFO.

As part of the new CFO appointment, the current CFO highlighted that the business is managed as a single supply chain from bauxite to aluminum, following the natural manufacturing process for aluminum. Therefore, the information provided to the CODM should align with how the business is managed and be at the consolidated level which is the basis used by the CODM to assess performance and make resource allocation decisions.

The budgeting process will continue to be initiated by each respective business unit’s operations and finance personnel and submitted to the Finance Team for aggregation into one consolidated budget for the Company. The consolidated budget will be presented to the CODM and Board of Directors. Consolidated actual results compared to budget are reviewed regularly by the Finance Team and has not changed as a result of this change in CFO.

There were no changes in compensation decision making processes described in question #3.

June 3, 2025

While we continue to prepare discrete financial information at the business unit level for operational and compliance purposes, the CODM does not regularly receive that level of detail and does not make decisions based on financial information other than that which is prepared for the Company on a consolidated basis. The CODM receives disaggregated financial information with respect to such a business unit in extraordinary circumstances, such as in instances where substantial capital expenditures may be required or recommended or where market or operating conditions suggest a temporary curtailment may be warranted for consideration. While financial information of business units previously identified as operating segments may provide useful context, they are not the primary factors in the CODM’s strategic decision-making process, nor are they considered in isolation. As a result, the CODM does not regularly rely on disaggregated financial information when allocating resources or determining how best to operate the Company. Instead, the Company’s consolidated results serve as the key input in the CODM’s strategic decisions.

Form 10-Q for the Quarterly Period Ended March 31, 2025

Note 15. Variable Interest Entity, page 24

5.	We note the consolidated Jamalco VIE assets and liabilities have substantially decreased from December 31, 2024 to March 31, 2025, particularly the property, plant and equipment and due from affiliates balances. Please tell us in sufficient detail the reasons for these movements.

During the preparation of our Annual Report on Form 10-K for the year ended December 31, 2024 (the “2024 10-K”), in the footnote to our audited consolidated financial statements included therein relating to variable interest entity accounting (footnote 21), we incorrectly included certain assets and liabilities that are not part of the Jamalco JV. When preparing the corresponding footnote in our Quarterly Report on Form 10-Q for the three months ended March 31, 2025 (the “Q1 2025 10-Q”), we revised the presentation to remove the improperly included assets and liabilities. This change in presentation was limited solely to the footnote disclosures and did not impact any line items on the face of our financial statements, including the Consolidated Statements of Operations, Consolidated Balance Sheets, and Consolidated Statements of Cash Flows.

We assessed the impact of correcting the misstatement based on the principles of ASC 250, and evaluated the materiality of the misstatement under consideration in accordance with SAB Topic 1.M (Materiality), considering both quantitative and qualitative factors. We concluded the incorrect presentation in the 2024 10-K was qualitatively and quantitatively immaterial, and therefore, we corrected the disclosure on a prospective basis in the Q1 2025 10-Q.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 312-696-3112.

Sincerely,

/s/ Peter A. Trpkovski

Peter A. Trpkovski Chief Financial Officer